 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧          Form 40-F ◻

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

RedHill Biopharma Ltd. (the “Registrant”) is furnishing this report on Form 6-K/A to amend its Form 6-K report furnished on June 23, 2022 to restate its financial results for the three months ended March 31, 2022 (the “March Report”). The Registrant elected to restate its unaudited condensed consolidated interim financial statements as of March 31, 2022 and for the three months then ended 2022 (the “Original Q1 Financials”) due to errors in the calculation of allowance for deductions from revenue which resulted in net revenues being overstated. Cost of revenues, gross profit and operating loss were adjusted accordingly.

Details on the restatement and its impact on the Original Q1 Financials, including the restated line items, are included in Note 2c – “Restatement of previously issued condensed consolidated financial statements” of the restated unaudited condensed consolidated interim financial information as of March 31, 2022 and for the three months then ended, which is attached hereto as Exhibit 99.2.

Management has reassessed its evaluation of the effectiveness of the design and operation of its controls and procedures as of March 31, 2022. As a result of that reassessment, management has concluded that the Registrant did not maintain effective disclosure controls and procedures due to the material weakness in internal control over financial reporting which existed at that date, relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues. Management has started to implement measures in order to fully remediate the deficiencies resulting in the material weakness.

The restatement has no impact on the audited annual financial statements for 2021 and 2020. The information being furnished in this Form 6-K/A replaces and supersedes the same information which had been previously provided in the Original Q1 Financials, and such information which has been so replaced and superseded should no longer be relied upon.

For convenience of the reader, this Form 6-K/A sets forth the March Report in its entirety, as modified where necessary to reflect the restatement.

Attached hereto and incorporated by reference herein are the following:

Exhibit 99.1: Registrant's press release entitled “RedHill Biopharma Provides H1/22 Highlights and Q3/22 Estimates”.

Exhibit 99.2: Registrant’s restated unaudited condensed consolidated interim financial statements as of March 31, 2022 and for the three months then ended 2022.

Exhibits 99.1 (solely with respect to “Financial results for the six months ended June 30, 2022 (unaudited)”, “Liquidity and Capital Resources”, “Quarter Three, 2022, Estimates”, “Commercial Highlights”, “R&D Highlights”, "Q2/22 Condensed Consolidated Interim Statements of Comprehensive Loss", "Q2/22 Condensed Consolidated Interim Statements of Financial Position", "Q2/22 Condensed Consolidated Interim Statements of Cash Flows", "Q1/22 Condensed Consolidated Interim Statements of Comprehensive Loss", "Q1/22 Condensed Consolidated Interim Statements of Financial Position" and "Q1/22 Condensed Consolidated Interim Statements of Cash Flows") and 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrants Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include the risk that the Company may not be successful in closing a strategic or other transaction with respect to Movantik®, risks relating to the restatement of the Company’s financial statements for the three months ended March 31, 2022, risks relating to the determination that a material weakness exists within the Company’s internal control over financial reporting, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this report are made only as of the date of this report. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: November 7, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer